Exhibit 99.2

FOR IMMEDIATE RELEASE

GoldMining to Present at the H.C. Wainwright Virtual Mining Conference on Monday, November 30th

Vancouver, British Columbia – November 25, 2020 – GoldMining Inc. (the "Company" or "GoldMining") (TSX: GOLD; NYSE American: GLDG) is pleased to announce that the Company's Chairman and founder, Amir Adnani, will present at the H.C. Wainwright Mining Conference on Monday, November 30th, 2020 at 1:30 PM ET. Investors are invited to register for the GoldMining’s live webcast at: https://bit.ly/3fxAui2

In addition, Mr. Adnani will be speaking at the H.C. Wainwright Mining Panel Discussion, at 12:30 PM ET. The mining panel will be moderated by Carolin Roth, Freelance Anchor at CNBC International, as part of the H.C. Wainwright’s Virtual “Mining for Some Holiday Cheer” Conference. Other panelists include: Ross J. Beaty (Pan American Silver Corp.), Robert Quartermain (former CEO of Pretium Resources Inc.), and New York Times bestselling author and fund manager, Marin Katusa.

Interested investors can register to join the GoldMining’s live webcast and the Mining Panel on Nov 30th at the H.C. Wainwright’s Virtual Mining Conference at www.hcwevents.com/mining.

About GoldMining Inc.

GoldMining Inc. is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas. Through its disciplined acquisition strategy, GoldMining now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, U.S.A., Brazil, Colombia and Peru.

For additional information, please contact:

GoldMining Inc.
Amir Adnani, Chairman
Garnet Dawson, CEO
Telephone: (855) 630-1001

Email: info@goldmining.com

Forward-looking Statements

This document contains certain forward-looking statements that reflect the current views and/or expectations of GoldMining with respect to its business and future events, including expectations and future plans respecting each of GoldMining's and Gold Royalty's, business plans and strategies. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the markets in which GoldMining and Gold Royalty, operate. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including: the inherent risks involved in the exploration and development of mineral properties, fluctuating metal prices, unanticipated costs and expenses and uncertainties relating to the availability and costs of financing needed in the future. These risks, as well as others, including those set forth in GoldMiningꞌs Annual Information Form for the year ended November 30, 2019, management's discussion and analysis and other filings with Canadian securities regulators, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable securities law.

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